UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa, S.A. (“Abengoa” or the “Company”), according to article 228 of the Spanish Securities Market Act (Texto Refundido Ley del Mercado de Valores), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Material Fact

(Hecho relevante)

In relation to the negotiations between the Company and a group of its creditors comprised of banks and holders of bonds issued by the Abengoa group, the Company informs that it has agreed with the advisers of such creditors the grounds for an agreement to restructure the financial indebtedness and recapitalize the group. The Company believes that such agreement contains the essential elements to achieve a future restructuring agreement that, in any event, will be subject to reach the percentage of accessions required by law.

The fundamental principles of such agreement are the following:

(i)                           The new money that would be lent to the Company would range between 1,500 and 1,800 million euros for a maximum term of 5 years. Creditors would be entitled to 55% of the share capital. This financing would rank senior with respect to the old debt and would be guaranteed by certain assets, including free shares of Atlantica Yield.

(ii)                        The amount of the old debt that would be capitalized would correspond to 70% of its nominal value. Such capitalization grants the right to subscribe 35% of the new share capital.

(iii)                     The financial indebtedness corresponding to the liquidity lines granted to the group on September 23 and December 24, 2015 (material fact number 233503) for a total amount of 231 million euros (plus accrued financial expenses) will be subject to refinancing by extending the term by two (2) years. This indetedness would be secured by the shares of Atlantica Yield and would be prepaid in case of sale of the shares of Atlantica Yield or issuance of an exchangeable on such shares.

(iv)                    The amount of the share capital increase that would be reserved to those creditors, who provide 800 million euros of the bank guarantees requested, would be 5% of the new capital.

(v)                       At the end of the restructuring process, the current shareholders of the Company would hold around 5 % of the share capital. Eventually, they could increase such stake in a percentage to be agreed that will not exceed an additional 5%, if, within five (5) years, the group has paid in full all outstanding amounts under the new financing to be provided in the framework of the restructuring and under the existing indebtedness (as this indebtedness may have been restructured), including its financial costs. It is expected that the two types of shares now existing will be merged into one sole class of shares.

Seville, 10 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 10 March, 2016	By:	/s/ Joaquín Fernández de Pierola
	Name:	Joaquín Fernández de Pierola
	Title:	CEO